Exhibit 99.1

BioLineRx Announces $6 Million Registered Direct Offering

TEL AVIV, Israel, April 1, 2024 – BioLineRx Ltd. (NASDAQ/TASE: BLRX) (“BioLineRx” or the “Company”), a commercial stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, today announced that it has entered into definitive agreements with several institutional investors for the issuance and sale in a registered direct offering of 7,500,000 of the Company’s American Depositary Shares (ADSs) and warrants to purchase up to an aggregate of 7,500,000 ADSs, at a combined purchase price of $0.80 per ADS and accompanying warrant. Each ADS represents fifteen (15) ordinary shares, par value NIS 0.10 per share, of BioLineRx. The warrants will have an exercise price of $0.80 per ADS, will be exercisable at any time upon issuance and will expire five years from the date of issuance. The offering is expected to close on or about April 1, 2024, subject to the satisfaction of customary closing conditions.

The gross proceeds from the offering (without taking into account any proceeds from any future exercises of warrants), before deducting the placement agent's fees and other offering expenses payable by the Company, are expected to be $6.0 million. BioLineRx intends to use the net proceeds from the offering to support the commercialization of APHEXDA® (motixafortide) with an indication in the U.S. for stem cell mobilization for autologous transplantation in patients with multiple myeloma, advance its pancreatic cancer clinical development program and other pipeline programs, and for general corporate purposes.

“We believe that today’s equity transaction, when combined with the potential drawdown of an additional $20 million tranche from our existing debt facility at favorable interest rates, together with our existing cash, provides the Company with the financial resources to continue building our momentum with the APHEXDA launch and advancing key life cycle programs for long-term growth opportunities”, said Philip Serlin, Chief Executive Officer of BioLineRx.

JonesTrading Institutional Services LLC is acting as the exclusive placement agent for the offering.

The offering is being made by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-276323) previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on January 5, 2024, and only by means of a prospectus and prospectus supplement. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s web site at www.sec.gov. Alternatively, copies of the final prospectus supplement and accompanying prospectus relating to the offering may be obtained, when available, by sending a request to: JonesTrading Institutional Services LLC, Attention: Equity Capital Markets, 325 Hudson Street New York, New York 10013; email: ecm@jonestrading.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BioLineRx
BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a commercial stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The company’s first approved product is APHEXDA® (motixafortide) with an indication in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma. BioLineRx is advancing a pipeline of investigational medicines for patients with sickle cell disease, pancreatic cancer, and other solid tumors. Headquartered in Israel, and with operations in the U.S., the company is driving innovative therapeutics with end-to-end expertise in development and commercialization, ensuring life-changing discoveries move beyond the bench to the bedside.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on Twitter and LinkedIn.

Forward-Looking Statements

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” and “would,” and describe opinions about future events. These include statements regarding management’s expectations, beliefs and intentions regarding, among other things, expectations and commercial potential of motixafortide, as well as its potential investigational uses. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including statements relating to the registered direct offering, including as to the consummation of the offering described above, the expected gross proceeds therefrom, the intended use of proceeds and the timing of the closing of the offering. These forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond BioLineRx’s control, including, without limitation, market conditions and the trading price and volatility of BioLineRx’s ADSs. Factors that could cause BioLineRx’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of BioLineRx’s preclinical studies, clinical trials, and other therapeutic candidate development efforts; BioLineRx’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether BioLineRx’s collaboration partners will be able to execute on collaboration goals in a timely manner; whether the clinical trial results for APHEXDA will be predictive of real-world results; BioLineRx’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of BioLineRx’s therapeutic candidates, including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; whether access to APHEXDA is achieved in a commercially viable manner and whether APHEXDA receives adequate reimbursement from third-party payors; BioLineRx’s ability to establish, operationalize and maintain corporate collaborations; BioLineRx’s ability to integrate new therapeutic candidates and new personnel; the interpretation of the properties and characteristics of BioLineRx’s therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx’s business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing, including any unexpected costs or delays in the  commercial launch of APHEXDA; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx’s industry; statements as to the impact of the political and security situation in Israel on BioLineRx’s business; and the impact of the COVID-19 pandemic, the Russian invasion of Ukraine, the declared war by Israel against Hamas and the military campaigns against Hamas and other terrorist organizations, which may exacerbate the magnitude of the factors discussed above. Actual results could differ materially from those stated or implied in these forward-looking statements due to a number of factors, including but not limited to, risks detailed in the sections entitled “Risk Factors” included in BioLineRx’s most recent Annual Report on Form 20-F/A filed with the SEC on March 26, 2024. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements and the discussion of risk factors contained in the Company’s filings with the SEC, which are available at www.sec.gov.

Contacts:

United States
John Lacey
BioLineRx
IR@biolinerx.com

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com